Exhibit 99.1 – News Release

Ritchie Bros. reports second quarter 2015 results

•	Q2 2015 net earnings of $46.4 million; diluted EPS of $0.43
•	20% increase in net earnings from year ago quarter; new second quarter earnings record
•	10% increase in revenue; new second quarter revenue record
•	19% increase in revenue adjusted for constant currency (“organic growth”)
•	12.32% revenue rate, achieved through strong performance of underwritten business
•	91% increase in operating free cash flow from year ago quarter, on a 12-month rolling basis
•	Record first half and twelve-month rolling revenue and net earnings
•	Increasing quarterly cash dividend by 14% to $0.16 per share

(All figures are presented in U.S. dollars)

VANCOUVER, August 6, 2015 – Ritchie Bros. Auctioneers Incorporated (NYSE & TSX: RBA, the “Company” or “Ritchie Bros.”) reports results for the three months ended June 30, 2015. During the quarter, the Company generated $155.5 million of revenue, a 10% increase compared to revenue of $141.8 million in the second quarter last year, and net earnings1 of $46.4 million, an increase of 20% compared to net earnings of $38.6 million in the second quarter last year. Diluted earnings per share1 (“EPS”) were $0.43, a 21% increase compared to $0.36 in the same quarter last year.

During the first half of 2015, for the six months ended June 30, 2015, the Company generated $271.1 million in revenue, a 13% increase compared to $240.4 million during the first six months of 2014. Net earnings were $70.0 million during the first half of 2015, a 32% increase compared to $52.9 million in the first half of 2014. Diluted EPS for the first half of 2015 was $0.65, a 33% increase compared to the same period last year.

“The momentum we built during the first quarter continued into the second, with 10 percent revenue growth and 21 percent growth in diluted earnings per share compared to the second quarter last year. We also nearly doubled operating free cash flow compared to the same period a year ago,” said Ravi Saligram, Chief Executive Officer.  “Our focus on enhancing the performance of our underwritten business is clearly delivering results, and was demonstrated by the strong revenue rates we achieved at many of the auctions we held during the second quarter.  Every business unit contributed positively to our results, including EquipmentOne and Ritchie Bros. Financial Services.  In particular, our U.S. and Latin America business achieved a new second quarter revenue record. It’s an early indication that our teams are embracing the new strategy and are laser focused on execution. The strength of our performance has given us the confidence to provide our shareholders with a 14 percent increase in our quarterly cash dividend, which raises our dividend to 16 cents per share.”

Income statement scorecard

(in U.S. $ millions, except EPS)	Three months ended June 30,			Six months ended June 30,
	2015	2014	Better/ (Worse)	2015	2014	Better/ (Worse)
GAP (1)	$1,262.2	$1,229.2	3%	$2,217.7	$2,084.6	6%
Revenues	$155.5	$141.8	10%	$271.1	$240.4	13%
Revenue Rate (2)	12.32%	11.54%	78 bps	12.22%	11.53%	69 bps
Operating Income (3)	$62.4	$51.7	21%	$92.1	$69.4	33%
Operating Income Margin (3)	40.2%	36.5%	370 bps	34.0%	28.9%	509 bps
Diluted EPS (4)	$0.43	$0.36	21%	$0.65	$0.49	33%

1 See “Endnotes” (4) with respect to the presentation of net earnings and diluted EPS.

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Balance sheet scorecard

(in U.S. $ millions)	12 months ended June 30,
	2015		2014		Better/ (Worse)
Operating Free Cash Flow (5)	$220.3		$115.3		91%
Working Capital Intensity (6)	-23.9%		-15.9%		806 bps
CAPEX Intensity (7)	3.2%		6.9%		369 bps
RONA (4),(8)	24.9%		17.5%		738 bps
RONA (4),(8) excluding term loan reclassification	22.5%		17.5%		495 bps
Debt/Adjusted EBITDA (9)	0.6	x	0.9	x	0.3	x

Refer to “Endnotes” below for a description of endnotes (1) to (9) referenced in the tables above.

Income statement scorecard analysis

For the three months ended June 30, 2015

Gross Auction Proceeds (“GAP”)2 were $1.3 billion for the second quarter of 2015, a quarterly record and a 3% increase compared to the second quarter of 2014. EquipmentOne, the Company’s online equipment marketplace, contributed $31.7 million of gross transaction value2 (“GTV”) to GAP in the second quarter of 2015 compared to $29.6 million in the second quarter of 2014. GAP for the second quarter of 2015 would have been $98.7 million higher, or an additional 7.8% increase, if foreign exchange rates had remained consistent with those in the same period last year. This adverse effect on GAP is primarily due to the declining value of the Canadian dollar and the Euro relative to the U.S. dollar.

Revenue grew 10% during the second quarter of 2015 to $155.5 million, compared to $141.8 million in the second quarter of 2014, as a result of the record GAP and higher revenue rate achieved in the second quarter this year. Revenue would have been $12.7 million higher, or an additional 8.2% increase, if foreign exchange rates had remained consistent with those in the same period last year.

The Revenue Rate was 12.32% in the second quarter of 2015, compared to 11.54% in the second quarter of 2014. The increase in the Revenue Rate is primarily due to the performance of the Company’s underwritten business, which is comprised of guarantee and inventory contracts, consistent with the Company’s strategic focus on this business. As a percent of total GAP, the volume of underwritten business decreased slightly to 29% during the second quarter of 2015 compared to 32% for the same period in 2014.

Operating Income grew 21% during the second quarter of 2015 to $62.4 million, compared to $51.7 million in the second quarter of 2014. This increase is due to revenue growth significantly outpacing the growth of selling, general and administrative (“SG&A”) expenses. Operating Income would have been $4.9 million higher, or an additional 7.9% increase, if foreign exchange rates had remained consistent with those in the same period last year.

Operating Income Margin was 40.2% for the second quarter of 2015, 370 basis points higher than 36.5% for the same period last year, primarily due to revenues increasing at a rate higher than SG&A expenses.

2 See “Endnotes” (1) and “Non-GAAP Measures” below for a description of these non-GAAP measures.

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Diluted EPS for the second quarter of 2015 was $0.43 per diluted share, a 21% increase compared to the second quarter of 2014. The increase was driven by GAP, revenue and revenue rate growth during the quarter, compared to the same period last year, offset slightly by an increase in SG&A expenses and a higher tax rate during the second quarter of 2015 compared to the same period in 2014.

Income statement scorecard analysis

For the six months ended June 30, 2015

GAP was $2.2 billion for the first half of 2015, a half year record and a 6% increase compared to the first half of 2014. EquipmentOne, the Company’s online equipment marketplace, contributed $53.5 million of GTV to GAP in the first half of 2015 compared to $48.0 million in the first half of 2014. GAP for the first half of 2015 would have been $151.6 million higher, or an additional 6.8% increase, if foreign exchange rates had remained consistent with those in the same period last year. This adverse effect on GAP is primarily due to the declining value of the Canadian dollar and the Euro relative to the U.S. dollar.

Revenue grew 13% during the first half of 2015 to $271.1 million, compared to $240.4 million in the first half of 2014, as a result of the record GAP and higher revenue rate achieved in the first half this year. Revenue would have been $19.5 million higher, or an additional 7.2% increase, if foreign exchange rates had remained consistent with those in the same period last year.

The Revenue Rate was 12.22% in the first half of 2015, compared to 11.53% in the first half of 2014. The increase in the Revenue Rate is primarily due to the performance of the Company’s underwritten business, which is comprised of guarantee and inventory contracts, consistent with the Company’s strategic focus on this business. The volume of underwritten business increased slightly to 30% during the first half of 2015 compared to 29% for the same period in 2014.

Operating Income grew 33% during the first half of 2015 to $92.1 million, compared to $69.4 million in the first half of 2014. This increase is due to revenue growth significantly outpacing the growth of SG&A expenses. Operating Income would have been $5.6 million higher, or an additional 6.0% increase, if foreign exchange rates had remained consistent with those in the same period last year.

Operating Income Margin was 34.0% for the first half of 2015, 509 basis points higher than 28.9% for the same period last year, primarily due to revenues increasing at a rate higher than SG&A expenses.

Diluted EPS for the first half of 2015 was $0.65 per diluted share, a 33% increase compared to the first half of 2014. The increase was driven by GAP, revenue and revenue rate growth during the first half of 2015, compared to the same period last year, and other income items, offset slightly by an increase in SG&A expenses and a higher tax rate during the first half of 2015 compared to the same period in 2014.

Balance sheet scorecard analysis

As at and for the 12 months ended June 30, 2015

Operating Free Cash Flow increased 91% to $220.3 million during the 12 months ended June 30, 2015 compared to $115.3 million during the 12 months ended June 30, 2014. This increase is the result of more cash generated by operating activities and less capital spending during the 12 months ended June 30, 2015 compared to the same period ended in 2014.

Working Capital Intensity was -23.9% for the 12 months ended June 30, 2015, an improvement of 806 basis points from -15.9% for the 12 months ended June 30, 2014. This improvement in Working Capital Intensity is the result of increased revenues and decreased Quick Operating Working Capital during the 12 months ended June 30, 2015 compared to the same period ended in 2014. The decrease Quick Operating Working Capital is primarily the result of decreases in inventory, advances against auction contracts, and trade and other receivable balances. Working Capital Intensity will fluctuate most significantly as a result of the timing and size of auctions just prior to each period end. The fact that the Company’s Working Capital Intensity is negative highlights the minimal amount of working capital required to run the business.

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CAPEX Intensity was 3.2% for the 12 months ended June 30, 2015, a decrease of 369 basis points from 6.9% for the 12 months ended June 30, 2014. This 53% decrease is due primarily to a decrease in Net Capital Spending of $16.5 million as a result of disciplined capital spending and strategic investments and the timing of these expenditures. Additionally, revenue increased $34.4 million, or 7%, during the 12 months ended June 30, 2015 compared to the same period ended in 2014.

Return on Net Assets (“RONA”) for the 12 months ended June 30, 2015 was 24.9%, an increase of 738 basis points compared to 17.5% for the 12 months ended June 30, 2014. This increase was the result of an increase in Net Operating Profit After Tax combined with a decrease in Adjusted Net Assets. The decrease in Adjusted Net Assets was driven by an increase in cash and cash equivalents and current liabilities, as well as foreign exchange effects on non-U.S. dollar denominated assets. The increase in current liabilities is primarily due to the reclassification from non-current to current borrowings of a Canadian dollar 60 million term loan in the second quarter of 2015. Management intends to refinance this borrowing when it falls due in May 2016.

The reclassification of this borrowing had a positive effect on RONA. Excluding the effects of the reclassification, RONA for the 12 months ended June 30, 2015 would have been 22.5%, an increase of 495 basis points compared to RONA for the same period ended June 30, 2014.

Debt/Adjusted3 EBITDA decreased to 0.6x for the 12 months ended June 30, 2015 compared to 0.9x for the 12 months ended June 30, 2014. The Company achieved a 12% increase in Adjusted EBITDA with a lower level of borrowings as at June 30, 2015 compared to June 30, 2014.

Dividend information

Quarterly dividend

The Company declares a 14% increase to its quarterly dividend, raising the quarterly cash dividend to $0.16 per common share payable on September 25, 2015 to shareholders of record on September 4, 2015.

Operational Highlights

Online statistics

During the second quarter of 2015, the Company attracted record second quarter online bidder registrations and sold approximately $583.7 million of equipment, trucks and other assets to online auction bidders and EquipmentOne customers. This represents a 12% increase over the second quarter of 2014 and a second quarter online sales record.

Auction activity

During the second quarter of 2015, Ritchie Bros. conducted 68 unreserved industrial auctions in 15 countries throughout North America, Central America, Europe, the Middle East, Australia, New Zealand and Asia. Highlights during the quarter include:

•	At the June 24 – 25, 2015 Houston, Texas auction, the Company sold over US$45 million of assets.
•	At the June 11 – 12, 2015 Denver, Colorado auction, Ritchie Bros. sold over US$40 million of assets – the largest auction ever held by Ritchie Bros. at the Denver auction site.
•	At the June 9 – 11, 2015 Edmonton, Alberta auction, Ritchie Bros. sold over CA$96 million of assets.
•	At the May 6 – 7, 2015 Fort Worth, Texas auction, the Company sold over US$50 million of assets.

•	At the April 28 – May 1, 2015 Edmonton, Alberta auction, the Company sold a record CA$215 million of assets – making it the largest Canadian auction in Ritchie Bros. history.

3 There were no adjusting items in the first half of 2015 or the first half of 2014.

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•	On April 23, 2015, Ritchie Bros. held its first auction in New Zealand, which was held on the site of the consignor.
•	At the April 15 – 16, 2015 Houston, Texas auction, the Company sold US$57 million of assets.

There are currently 75 unreserved auctions on the 2015 Ritchie Bros. auction calendar at www.rbauction.com, including auctions in North America, Europe, the Middle East, Australia and Asia.

EquipmentOne activity

During the second quarter of 2015, EquipmentOne sold more than $31.7 million of equipment and other assets on behalf of customers. Highlights during the quarter include:

•	Website traffic for www.equipmentone.com increased 19% in Q2 2015 compared to Q2 2014, based on average monthly users.
•	In May 2015, 25 trucks were sold on EquipmentOne on behalf of Swift Transportation. The trucks were listed and sold in a period of 10 days and were purchased by four buyers.

Corporate Developments

Management updates

On July 6, 2015, the Company was pleased to welcome Sharon Driscoll as Chief Financial Officer. Sharon has over 17 years of senior executive experience at companies such as Rexall Pharmacies Canada (Katz Group Canada), Sears Canada Inc. and Loblaw Companies Limited. Most recently, Sharon was Executive Vice President and CFO at Katz Group Canada Ltd., where she was responsible for all financial operations, including capital allocation, financing strategies, treasury operations, regulatory compliance, risk management and financial talent development.

On July 6, 2015, Rob McLeod was appointed Chief Business Development Officer. In this role, Rob oversees all M&A and corporate development initiatives, as well as strategies to grow Ritchie Bros.’ penetration in the transportation and agricultural sectors. Prior to this role, Rob was Chief Financial Officer.

On May 20, 2015, the Company was pleased welcome Terry Dolan as President, U.S. and Latin America. Terry has held numerous leadership roles, most recently at Generac, where he was Executive Vice President, Global Commercial and Industrial Products.

Transition to U.S. GAAP reporting

As a non-U.S. company listed on the NYSE, the United States Securities and Exchange Commission (“SEC”) requires Ritchie Bros. to perform a test on the last business day of the second quarter of each fiscal year to determine whether the Company continues to meet the definition of a foreign private issuer (“FPI”). Historically, Ritchie Bros. met the definition of an FPI, and as such, prepared consolidated financial statements in accordance with IFRS, reported with the SEC on FPI forms, and complied with SEC rules and regulations applicable to FPIs.

On June 30, 2015, Ritchie Bros. performed the test and determined that it no longer meets the definition of an FPI. As such, from January 1, 2016 the Company will be required to prepare consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), report with the SEC on domestic forms, and comply with SEC rules and regulations applicable to domestic issuers.

Consequently, Ritchie Bros.’ 2015 annual consolidated financial statements will be prepared in accordance with U.S. GAAP. The transition from IFRS to U.S. GAAP will include retrospective application of U.S. GAAP to all reporting periods.

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Q2 2015 Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended June 30, 2015, at 8:00 am Pacific time / 11:00 am Eastern time / 4:00 pm GMT on August 7, 2015. A replay will be available shortly after the call.

Conference call and webcast details are available at the following link:

http://www.rbauction.com/investors

Endnotes

(1)	GAP is a non-GAAP measure that represents the total proceeds from all items sold at the Company’s auctions and the GTV sold through the Company’s online marketplaces. GTV is a non-GAAP measure that represents total proceeds from all items sold at the Company’s online marketplaces and is a component of the Company’s GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to the Company’s online marketplace transactions. The Company believes that the most directly comparable measure to GAP and GTV is revenues as presented in its unaudited condensed consolidated interim financial statements. GAP and GTV are not measures of the Company’s financial performance, liquidity or revenue, and are not presented in its consolidated income statements. The Company believes that comparing GAP and GTV for different financial periods provides useful information about the growth or decline of the Company’s net earnings for the relevant financial period.
(2)	Revenue Rate is a non-GAAP measure that is reconciled to the Company’s unaudited condensed consolidated interim financial statements by dividing revenues by GAP, and is discussed further under “Non-GAAP Measures”. The Company believes that comparing Revenue Rate for different financial periods provides useful information about the growth or decline of the Company’s net earnings for the relevant financial period.
(3)	Operating Income and Operating Income Margin are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Operating Income for different financial periods provides useful information about the growth or decline of net earnings for the relevant financial period, and eliminates the financial impact of items the Company does not consider to be part of normal operating results. The Company believes that comparing Operating Income Margin for different financial periods is the best indicator of how efficiently the Company translates revenue into pre-tax profit. The Company calculates Operating Income as earnings from operations excluding the pre-tax effects of significant non-recurring items such as severance, management reorganization and certain other items, which the Company refers to as ‘adjusting items’. The Company calculates Operating Income Margin as Operating Income divided by revenues.
(4)	Figures presented include only the results attributable to the Company’s 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in the Company’s audited annual consolidated financial statements.
(5)	Operating Free Cash Flow is a non-GAAP measure, which is discussed further under “Non-GAAP Measures” below. Due to the seasonality of the business, the Company believes that comparing Operating Free Cash Flow on a 12-month rolling basis provides an effective measure of the cash generated by the Company’s business and provides useful information regarding cash flows remaining for discretionary return to shareholders, mergers and acquisitions, or debt reduction. The Company calculates Operating Free Cash Flow as cash generated by operating activities, less cash flows used in property, plant and equipment and intangible asset additions, plus proceeds on disposition of property, plant and equipment.
(6)	Working Capital Intensity and Quick Operating Working Capital are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Working Capital Intensity on a 12-month rolling basis is the best indicator of how efficiently the Company converts revenue into cash. The lower the percentage, the faster revenues are converted into cash. The Company calculates Working Capital Intensity as Quick Operating Working Capital divided by revenues. Quick Operating Working Capital is calculated as trade and other receivables, plus inventory and advances against auction contracts, less auction proceeds payable and trade payables.
(7)	CAPEX Intensity and Net Capital Spending are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing CAPEX Intensity on a 12-month rolling basis provides useful information as to the amount of capital expenditure that is required by the Company to generate revenues. The Company calculates CAPEX Intensity as Net Capital Spending divided by revenues. Net Capital Spending is calculated as cash flows used in property, plant and equipment and intangible asset additions, net of proceeds on disposition of property, plant and equipment.
(8)	RONA, Net Operating Profit After Tax and Adjusted Net Assets are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing RONA on a 12-month rolling basis is the best indicator of the after-tax return generated by net assets employed in the business. The Company calculates RONA as Net Operating Profit After Tax divided by Adjusted Net Assets. Net Operating Profit After Tax is calculated by adding after-tax finance costs back to net earnings attributable to equity holders of the parent as reported in the consolidated income statements. Adjusted Net Assets are calculated as total assets less cash and cash equivalents and current liabilities as reported on the consolidated balance sheets.
(9)	Debt/Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA and Adjusted Earnings from Operations are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below. The Company believes that comparing Debt/Adjusted EBIDTA on a 12-month rolling basis is the best indicator of the Company’s leverage. Debt/Adjusted EBITDA presents debt as a multiple of adjusted EBITDA and is calculated by dividing debt by Adjusted EBITDA. Debt consists of total current and non-current borrowings. Adjusted EBITDA is calculated by adding back depreciation and amortization expenses to Adjusted Earnings from Operations. Adjusted Earnings from Operations represent earnings from operations excluding the pre- tax effects of adjusting items.

Non-GAAP Measures

The Company makes reference to various non-GAAP performance measures throughout this news release. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. In particular, the Company’s definitions of GAP and GTV may differ from those used by other participants in its industry. GAP and GTV are important measures the Company uses in comparing and assessing its operating performance. The Company believes that revenues and certain other line items are best understood by considering their relationship to GAP and GTV.

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Revenues consist primarily of commission income earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, including commissions earned on consigned equipment and net profits on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.  Revenue also includes fee income earned from equipment buyers at the Company’s auctions, equipment buyers and sellers on EquipmentOne, and valued-added services, including financing fees earned by Ritchie Bros. Financial Services.

Please refer to the appendix of this news release for a reconciliation of the other non-GAAP measures presented herein to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements. The appendix to this news release is available at the following link:

http://www.rbauction.com/investors/securities-filings

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at www.rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at www.EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (www.rbauctionfinance.com). Ritchie Bros. has operations in 19 countries, including 44 auction sites worldwide. Learn more at www.RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding future financial and operational results, including growth prospects and potential; shareholder returns; refinancing of borrowings; and payment of dividends. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; market reaction to oil and gas industry changes; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014 and the first and second quarters of 2015, as well as the Company’s Annual Information Form and Form 40-F for the year ended December 31, 2014, available on the SEC, SEDAR and Company websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

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Selected Consolidated Financial Information

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended June 30,	2015	2014
Gross auction proceeds	$1,262,168	$1,229,204
Revenues	$155,477	$141,835
Direct expenses	17,027	17,616
	138,450	124,219
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	65,176	61,513
Depreciation and amortization	10,825	10,979
	76,001	72,492
Earnings from operations	$62,449	$51,727
Other income (expense):
Foreign exchange loss	(438)	(212)
Gain on disposition of property, plant and equipment	298	258
Other	1,091	688
	951	734
Finance income (costs):
Finance income	680	617
Finance costs	(1,314)	(1,345)
	(634)	(728)
Earnings before income taxes	$62,766	$51,733
Income taxes	15,556	12,598
Net earnings	$47,210	$39,135
Net earnings attributable to:
Equity holders of the parent	46,447	38,607
Non-controlling interest	763	528
	$47,210	$39,135
Net earnings per share attributable to equity holders of the parent:
Basic EPS	$0.44	$0.36
Diluted EPS	$0.43	$0.36
Weighted average shares outstanding	106,506,916	107,225,226
Diluted weighted average shares outstanding	106,961,753	107,547,720

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Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30,	2015	2014
Gross auction proceeds	$2,217,729	$2,084,581
Revenues	$271,095	$240,423
Direct expenses	28,636	27,916
	242,459	212,507
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	128,932	121,485
Depreciation and amortization	21,441	21,576
	150,373	143,061
Earnings from operations	$92,086	$69,446
Other income:
Foreign exchange gain	2,769	1,079
Gain on disposition of property, plant and equipment	473	329
Other	2,530	1,495
	5,772	2,903
Finance income (costs):
Finance income	1,527	1,125
Finance costs	(2,583)	(2,764)
	(1,056)	(1,639)
Earnings before income taxes	$96,802	$70,710
Income taxes	25,671	17,057
Net earnings	$71,131	$53,653
Net earnings attributable to:
Equity holders of the parent	70,035	52,864
Non-controlling interest	1,096	789
	$71,131	$53,653
Net earnings per share attributable to equity holders of the parent:
Basic EPS	$0.65	$0.49
Diluted EPS	$0.65	$0.49
Weighted average shares outstanding	106,993,228	107,136,745
Diluted weighted average shares outstanding	107,390,848	107,439,092

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Foreign Exchange Impacts on Performance

Like many businesses, Ritchie Bros.' performance can be affected by changing foreign exchange rates. As a reminder, Ritchie Bros. discloses all financial figures in U.S. dollars (unless otherwise noted), yet operates in over 19 countries worldwide.

The translational impact of foreign exchange rates on our results is presented below:

Foreign exchange impacts on 2015 performance
(Reported 2015 performance compared to 2015 performance measured using 2014 exchange rates)

(in U.S. $ millions)	Three months ended June 30,			Six months ended June 30,
	2015, as	2015, using	%	2015, as	2015, using	%
	reported	2014 rates	Difference	reported	2014 rates	Difference
GAP	$1,262.2	$1,360.9	7.8%	$2,217.7	$2,369.4	6.8%
Revenues	$155.5	$168.2	8.2%	$271.1	$290.5	7.2%
Operating Income	$62.4	$67.4	7.9%	$92.1	$97.7	6.0%

Organic growth

(2015 performance measured using 2014 exchange rates compared to reported 2014 performance)

Ritchie Bros. defines organic growth as an improvement in current year performance compared to prior year performance, where current year performance is measured using foreign exchange rates consistent with those of the comparative year ago period. The Company believes that using organic growth information is important in evaluating the operational health of the business.

The following table outlines the organic growth of selected measures of performance:

(in U.S. $ millions)	Three months ended June 30,			Six months ended June 30,
	2015, using	2014, as	%	2015, using	2014, as	%
	2014 rates	reported	Change	2014 rates	reported	Change
GAP	$1,360.9	$1,229.2	10.7%	$2,369.4	$2,084.6	13.7%
Revenues	$168.2	$141.8	18.6%	$290.5	$240.4	20.8%
Operating Income	$67.4	$51.7	30.3%	$97.7	$69.4	40.6%

Selected Data

Selected balance sheet data

(in U.S. $000's)	June 30,	December 31,
	2015	2014
Current assets	$556,142	$394,573
Current liabilities	428,492	254,221
Working capital	$127,650	$140,352
Total assets	$1,237,732	$1,112,890
Non-current borrowings	57,210	110,846
Total parent company shareholders' equity	707,811	708,085

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Selected operating data

(Unaudited)

As at and for the six months ended June 30,	2015	2014
Revenue Rate	12.22%	11.53%
Number of consignments at industrial auctions	22,500	21,600
Number of bidder registrations at industrial auctions	250,000	216,000
Number of buyers at industrial auctions	59,650	52,850
Number of lots at industrial auctions	168,500	146,000
Number of permanent auction sites	39	39
Number of regional auction sites	5	5
Total auction sites	44	44
Number of industrial auctions	108	103
Number of revenue producers	353	342
Number of territory managers	307	292

Average industrial auction data

Six months ended June 30,	2015	2014
GAP	$18.7 million	$18.3 million
Bidder registrations	2,321	2,098
Consignors	209	210
Lots	1,552	1,418

For further information, please contact:

Jamie Kokoska

Director, Investor Relations

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com

Ritchie Bros.	11